SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                   FORM 6-K/A
                                 Amendment No. 1

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 30, 2001

                             World Heart Corporation
        ----------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    (Address of principal executive offices)

          Registrant's telephone number, international: (613) 226-4278





           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---             ---


           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
          furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No X
                               ---          ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

         On November 29, 2001 the undersigned registrant filed under cover of Form 6-K with the Securities and Exchange Commission its Quarterly Financial Report for the Third Quarter 2001 (the "Third Quarter Report on Form 6-K"). The Registrant hereby amends its Third Quarter Report on Form 6-K by including therein the following Consolidated Balance Sheets.

---------------------------------------------------------------------------------------------------------------------------
 WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)
---------------------------------------------------------------------------------------------------------------------------
                                                                                  September 30,            December 31,
                                                                                       2001                    2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                   (unaudited)
 ASSETS

 Current assets
     Cash and cash equivalents                                                $     13,206,770       $     23,624,549
     Short-term investments                                                            500,000             22,696,677
     Accounts receivable and other                                                   3,349,818              2,515,373
     Tax credit receivable (note 5)                                                  2,770,000                      -
     Prepaid expenses                                                                  559,733                690,122
     Inventory                                                                       8,282,668              9,966,873
                                                                                -------------------------------------------
                                                                                    28,668,989             59,493,594

 Cash pledged as collateral for capital lease                                          226,316                226,316
 Deferred foreign exchange loss                                                      3,127,867                531,035
 Capital assets                                                                      5,492,852              6,263,544
 Goodwill and other intangible assets                                               38,745,031             49,941,394
                                                                                -------------------------------------------

                                                                              $     76,261,055       $    116,455,883
                                                                                ======================================--------------
LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
     Accounts payable and accrued liabilities                                  $     6,383,802        $     6,522,676
     Accrued compensation                                                            2,609,259              1,792,925
     Current portion of capital lease                                                  159,518                150,933
                                                                                -------------------------------------------
                                                                                     9,152,579              8,466,534
 Future income taxes                                                                         -              4,828,672
 Preferred shares                                                                   63,276,614             55,211,759
 Capital lease obligation                                                              105,581                226,316
                                                                                -------------------------------------------
                                                                                    72,534,774             68,733,281
                                                                                -------------------------------------------
 Shareholders' equity
 Common stock                                                                       72,957,303             73,752,739
 Additional paid-in capital                                                         36,951,336             36,951,336
 Accumulated deficit                                                              (106,182,358)           (62,981,473)
                                                                                -------------------------------------------
                                                                                     3,726,281             47,722,602
                                                                                -------------------------------------------

                                                                              $     76,261,055       $    116,455,883
                                                                                ===========================================

    (The accompanying notes are an integral part of these consolidated financial statements.)

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   World Heart Corporation


Date: November 30, 2001
                                   By: /s/ Ian Malone
                                      ------------------------------------------
                                       Name:   Ian Malone
                                       Title:  Vice President Finance
                                               and Chief Financial Officer